                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For July 18, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                        (Registrant)


Date: July 18, 2006                     By: /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number   Description
--------------   -----------
       1         First Quarter Report for period ending December 31, 2005

                                                                       Exhibit 1

(IUC LOGO)

INTERNATIONAL URANIUM CORPORATION

2006 FIRST QUARTER REPORT
THREE-MONTHS ENDED DECEMBER 31, 2005

REPORT TO SHAREHOLDERS
1ST QUARTER 2006
(U.S. DOLLARS)

During the first quarter ended December 31, 2005, International Uranium Corporation ("IUC" or the "Company") completed two equity financings for gross proceeds of $43.7 million (Cdn $51.6 million). The first financing was in October, 2005 in which the Company issued 6.0 million common shares at a price of Cdn $7.50 per share, and the second was in December, 2005 in which the Company issued 850,000 flow-through common shares at a price of Cdn $7.75 per share. These two financings will enable the Company to pursue its expanded exploration programs in Canada and Mongolia, and recommence mining in the U.S. once economic conditions meet the Company's criteria.

The uranium price has continued to rise and market activity in 2005 was at record levels. As of December 31, 2005 the uranium spot price was $36.25 per pound, an increase of $5.00 since the previous quarter, while the long term price was also at $36.25 per pound. In 2005, 95 spot transactions were reported totaling 29.5 million pounds of U(3)O(8), which is exactly a ten million pound, or 50%, increase in volume over the activity reported in 2004. Much of last year's activity occurred during the first six months (21.6 million pounds), with monthly and quarterly records hitting the highs witnessed in the early 1990's. Activity in the second half of the year (7.9 million pounds) dropped dramatically, however, back to levels that have been seen over the past several years. As of February 6, 2006, the spot market price was quoted at $37.50 per pound, up $1.25 from quarter end, and the long-term price was $37.00 per pound. Although the spot market has seen some limited activity in the past month and a half, buyers appear hesitant to commit to purchases at these higher prices, while sellers show little enthusiasm for dropping prices.

During the quarter, the Company recorded a net income of $130,677 ($0.00 per share) as compared to a net loss of $708,625 ($0.01 per share) for the first three months of fiscal 2005. The net income generated during the first quarter of fiscal 2006 was primarily the result of income from a toll milling agreement for the processing of uranium ore at the Company's White Mesa Mill.

In the Athabasca Basin region of Northern Saskatchewan, Canada, the Company carried out a drilling program during the quarter on its Brown and Crawford Lake projects, which are optioned from Phelps Dodge. This drilling program was completed in January 2006, and the drill is currently relocating to the Company's 100% owned Key Lake South project where a 2,100 meter drill program is planned for the winter of 2006. Results from the Brown and Crawford Lake drilling are still pending at this time. The Company also completed a number of airborne geophysical surveys during the quarter, which included both fixed wing and helicopter borne surveys. With respect to the Moore Lake property, the Company commenced its winter drilling program in late January, 2006. This program was delayed about ten days due to warm weather in northern Saskatchewan which delayed the freezing of the lakes and the construction of winter roads. The winter program will follow up on promising mineralization identified near the end of last summer's program in the 525 and 527 Zones. In total, the drilling program will test targets on eleven separate grids located in the central and northern parts of the property.

The Company's 2005 exploration program in Mongolia was completed in October 2005, with the onset of winter. During the quarter, the Company reviewed the 2005 exploration results and is now preparing for a 65,000 meter drill program on a number of targets, which is expected to commence in April 2006.

The Mill continues to operate, processing two alternate feed streams which together contain over 500,000 pounds of U(3)O(8). These two streams will be processed over the next 6 months, after which the Mill will process two additional streams of alternate feed materials, which are also stockpiled at the Mill. As of December 31, 2005, the Company has recovered approximately 47,000 pounds of uranium as yellowcake from this Mill run, which is being held as inventory. In addition, the Company has filed a license amendment for another alternate feed stream which the Company hopes to begin receiving during the second quarter of fiscal 2006.

The Company's evaluation of its U.S. mining properties is ongoing. During the quarter, the Company received an exploration permit for the Henry Mountains Complex. Road access has been reestablished and the portals have been reopened. This will enable the Company to go underground to evaluate the condition of the workings and gather data for support of its application for a full mining and operating permit. The Company is still working towards receiving this permit within the next 12 to 14 months.

In November 2005 and January 2006, Fortress Minerals Corp. ("Fortress"), a company in which the Company holds a 42% interest, released some encouraging trench results from 390 channel samples on its Svetloye project located in Eastern Russia. On the Elena target, highlights included Trench 11 that returned 130 meters grading 7.12 grams per tonne gold, including 7.3 meters at 56.8 g/t gold and Trench 13 where samples graded 2.74 grams per tonne gold over a channel width of 150 meters, including a 90 meter intercept at 4.05 g/t gold. Trench 5 East which returned 50.7 meters running 3.4 grams per tonne gold, including 12 meters at 11.9 g/t gold and Trench 4 where samples graded 14.5 grams per tonne gold over a channel length of 23.2 meters, including a 15.3 meter intercept at
20.0 g/t gold. In addition, Fortress received partial results from the first trench excavated at the Tamara Prospect, another of the seven targets identified to date within the Svetloye Project, which is approximately 1.3 km to the west-northwest from the Elena target. Samples from this trench (Trench 16) returned 50.5 meters grading 3.9 g/t gold. Fortress has commenced construction of a winter road to the Svetloye project in order to mobilize the drills to the site for a 10,000 meter drill program. In addition to Fortress' program in Russia, it is also pursuing a precious and base metals exploration program in Mongolia. In January 2006 Fortress completed a financing in which it issued 4.0 million shares at a price of Cdn $1.25 per share. The Company participated in this financing to maintain its interest at approximately 42%.

The Company is still very encouraged by the strong long-term fundamentals of the uranium market. Activities in Saskatchewan, Mongolia and the United States are continuing in order to develop the existing assets of the Company, and the Company continues to expand its uranium exploration activities and aggressively evaluate potential acquisition opportunities to add to its asset portfolio.

ON BEHALF OF THE BOARD,


-------------------------------------
(signed) Ron F. Hochstein,
President & CEO

February 13, 2006

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") for the three months ended December 31, 2005 provides a detailed analysis of the Company's business and compares its financial results with those of the same period from the previous year. This MD&A is dated as of February 13, 2006 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended December 31, 2005 and the Company's audited consolidated financial statements and MD&A for the fiscal year ended September 30, 2005. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to "2006 Q1" and "2005 Q1" relate to the three months ended December 31, 2005 and 2004, respectively. All references to years such as "2006" or "2005" relate to the fiscal years ended September 30 of those years.

Other continuous disclosure documents, including the Company's press releases, quarterly and annual reports and Annual Report on Form 20-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and elsewhere in the Company's 2005 Annual Report constitute "forward-looking statements ". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and detailed under RISK FACTORS in the Company's Form 20-F.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration, mining and milling activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, milling recoveries, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities.

OVERVIEW

International Uranium Corporation is incorporated under the Business Corporations Act (Ontario). The Company is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. The Company is also in the business of recycling uranium -bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, at the Company's White Mesa Mill (the "Mill") located near Blanding, Utah. The Company sells uranium recovered at the Mill from alternate feed processing and conventional mine production, as well as any vanadium and other metals produced as a co-product. In addition, the Company owns several uranium and uranium/vanadium mines in the United States that have been shut down since 1999, due to low commodity prices at the time.

Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium in quantities or forms that that can be recovered at the Mill as an environmentally preferable alternative to direct disposal. The Company continues to devote resources to the development of the alternate feed business to help offset Mill and mine standby costs.

From 1999 until late 2003, the Company's resources were focused primarily on developing its alternate feed materials business and a precious and base metals exploration program in Mongolia. From 2003 to 2005, uranium spot prices increased significantly from $12.50 per pound of U(3)O(8) on September 30, 2003 to $36.25 per pound of U(3)O(8) by December 31, 2005. As a result of these increases and improved market fundamentals, the Company acquired and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties in early 2004. The Company also resumed uranium exploration in Mongolia in late 2004.

The Company continues to expand its portfolio of uranium exploration properties in Canada and Mongolia. In addition, the Company expanded its U.S. mining portfolio in 2005 with the acquisition of the Tony M mine, as part of

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

the Henry Mountains Complex, and is evaluating the re-commencement of its U.S. mining operations given increases in the market prices of uranium and vanadium.

During 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE and its contractor in 2006 as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

During 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred was $3,088,201. At December 31, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.19% of the issued and outstanding common shares of Fortress, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006. Refer to INVESTMENT IN FORTRESS MINERALS CORP. for further details.

In January 2006, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). Immediately after the private placement, the Company held 29,232,500 common shares of Fortress, representing a 42.33% ownership interest, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006.

During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property located in the Athabasca Basin of Saskatchewan. The Company and JNR Resources Inc. ("JNR") are formalizing the terms of a 75/25 joint venture agreement.

In February 2006, the Company exercised share purchase warrants to acquire a further 900,000 common shares of a publicly-traded company at a cost of Cdn $432,000 ($376,799). The market value of these securities was Cdn $2,295,000 ($2,001,744) on the exercise date.

RESULTS OF OPERATIONS

GENERAL

The Company recorded net income of $130,677 ($0.00 per share) for 2006 Q1 compared with a net loss of $708,625 ($0.01 per share) for 2005 Q1.

Revenues totaled $730,921 for 2006 Q1 compared with $3,629 for 2005 Q1, an increase of $727,292. Revenues were higher in 2006 Q1 primarily as a result of $727,768 in process milling revenues. Expenses totaled $1,726,934 for 2006 Q1 compared with $1,448,934 for 2005 Q1, an increase of $278,000 due primarily to an increase in process milling expenditures offset by a decrease in mill stand-by expenditures and general and administrative expenses. Other income and expenses totaled a net $1,126,690 for 2006 Q1 compared with $736,680 for 2005 Q1, an increase of $390,010 due primarily to an increase in net interest and other income.

REVENUES

Revenues were $730,921 for 2006 Q1 compared with $3,629 for 2005 Q1, an increase of $727,292. For 2006 Q1, revenues consisted primarily of process milling fees of $727,768 (2005 Q1: $3,629) generated through a toll milling agreement. During 2006 Q1, the Company completed the first of two stages for the processing of approximately 500 tons of ore and received a gross process milling fee of $711,500 in total, less a consulting fee of $199,807, which is included in process milling expenditures. Subsequent to December 31, 2005, the second, and final, stage was completed and a further gross process milling fee of $662,499 was invoiced, less a consulting fee of $198,625

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

payable by the Company. Engineering service fees of $3,153 for 2006 Q1 (2005 Q1:
Nil) relate to services provided by the Company, on a cost plus basis, to a related company reclaiming a mine site in the U.S.

The Company continues to hold approximately 65,000 pounds of vanadium in inventory, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

During 2006 Q1, the Company continued receipt of alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

During 2006 Q1, alternate feed materials received totaled 250 tons (2005 Q1: 257 tons). The Company anticipates that receipt of alternate feed materials will be at reduced levels until the third quarter of 2006 when a new alternate feed source is expected to begin shipments to the Mill. At December 31, 2005, approximately 46,200 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill had been on stand-by since May 2003 and began processing its stockpile of high-grade alternate feed materials on March 21, 2005. During 2005, the Mill commenced processing 4,170 tons of this material with the uranium to be produced in the first and second quarter of 2006. As of December 31, 2005, there were approximately 4,300 tons of these high-grade materials at the Mill to be processed, containing approximately 521,000 lbs of uranium. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of December 31, 2005, the Company has produced approximately 47,000 pounds of uranium from these materials. In view of the continued rise in uranium prices expected by the Company, it currently does not have commercial forward sales commitments for the projected uranium production and will determine the most appropriate timing for its uranium sales.

PROCESS MILLING AND MILL STAND-BY EXPENDITURES

The Mill began processing high-grade alternate feed material on March 21, 2005. Prior to this and for all of 2004, the Mill was on stand-by.

Process milling expenditures were $1,010,335 for 2006 Q1 compared with $3,629 for 2005 Q1, an increase of $1,006,706 as a result of the Mill startup and operation on March 21, 2005. This increase includes the consulting fee of $199,807 paid by the Company as disclosed above under REVENUES. Mill stand-by expenditures were Nil for 2006 Q1 compared with $595,170 for 2005 Q1, representing the expenditures of the Mill prior its startup and operation.

Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the Mill or to maintain the Mill on stand-by.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $716,599 for 2006 Q1 compared with $804,722 for 2005 Q1, a decrease of $88,123. This decrease was primarily the result of the inclusion of $238,498 of general and administrative expenses of Fortress on a consolidated basis during 2005 Q1. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

STOCK-BASED COMPENSATION

Stock-based compensation expense was $146,013 for 2006 Q1, all of which is included in capitalized mineral property expenditures, compared with Nil for 2005 Q1 as a result of stock options granted to employees of the Company during 2006 Q1. The weighted-average fair value per share under options granted was $1.83 per share.

During 2005 Q1, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OTHER INCOME AND EXPENSES

Other income and expenses totaled a net $1,126,690 for 2006 Q1 compared with $736,680 for 2005 Q1, an increase of $390,010.

Net interest and other income were $496,814 for 2006 Q1 compared with $160,327 for 2005 Q1, an increase of $336,487 due primarily to an increase of $198,072 in interest income and the recognition of $118,710 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed in 2006 Q1 providing the Company with net cash proceeds of $42,241,851. Gain on foreign exchange was $599,835 for 2006 Q1 compared with $542,543 for 2005 Q1, an increase of $57,292 due to the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company's cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar would result in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.

Dilution gain (loss) was $55,285 for 2006 Q1 compared with ($68,440) for 2005 Q1, an increase of $123,725, while minority interest recovery was Nil for 2006 Q1 compared with $57,212 for 2005 Q1. Dilution gain (loss) represents the Company's proportionate share of the increase (decrease) in Fortress' net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest's proportionate share of Fortress' loss for the period since acquisition. As an offset to these increases, equity in the loss incurred by Fortress was $25,244 for 2006 Q1 compared to Nil for 2005 Q1 reflecting the application of the equity method to account for the Company's investment in Fortress.

MINERAL PROPERTIES

GENERAL

Capitalized mineral property expenditures were $15,912,103 at December 31, 2005 compared with $13,412,885 at September 30, 2005, an increase of $2,499,218 during 2006 Q1 of which $1,700,969 was incurred in Canada, $172,086 was incurred in the United States and $626,163 incurred in Mongolia. Capitalized mineral property expenditures were $7,501,632 at December 31, 2004 compared with $6,171,263 at September 30, 2004, an increase of $1,330,369 during 2005 Q1 of which $900,600 was incurred in Canada and $429,769 incurred in Mongolia.

URANIUM EXPLORATION

During 2004, the Company acquired interests in and staked a number of uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. The Company continues to increase its land position in the Athabasca Basin region through acquisitions and land staking.

Mineral property expenditures to December 31, 2005 were incurred primarily on the Moore Lake Property, where the Company is undertaking an extensive drilling program augmented by geophysical and geological field programs. During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property from JNR, subject to a 2.5% net smelter return royalty. Pursuant to the exercise terms under the option agreement, the Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). The Company and JNR are formalizing the terms of a 75/25 joint venture agreement.

Capitalized mineral property expenditures on the Moore Lake Property were $6,977,343 at December 31, 2005 (December 31, 2004: $2,279,718) compared with
$6,719,079 at September 30, 2005 (September 30, 2004: $1,779,392), an increase of $258,264 during 2006 Q1 (2005 Q1: $500,326) as a result of drilling and geological field programs. The remainder of the Canadian-based capitalized mineral property expenditures relate to other projects in the Athabasca Basin region, for a total of $4,040,665 at December 31, 2005 (December 31, 2004:
$930,061) compared with $2,597,960 at September 30, 2005 (September 30, 2004:
$529,786), an increase of $1,442,705 during 2006 Q1 (2005 Q1: $400,275) as a result of land staking costs, airborne geophysical and drilling programs.

The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. During 2004, with continued upward pressure on uranium prices, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Capitalized mineral property expenditures on the Gurvan Saihan Joint Venture were $1,425,181 at December 31, 2005 (December 31, 2004: $76,599) compared with $983,904 at September 30, 2005 (September 30, 2004: $35,198), an increase of
$441,277 during 2006 Q1 (2005 Q1: $41,401) as a result of the acquisition and maintenance of licenses, drilling, auto gamma surveys and field reconnaissance programs.

The Company also conducts uranium exploration, 100% for the Company's account, through a Mongolian subsidiary. Capitalized mineral property expenditures under this entity were $322,158 at December 31, 2005 (December 31, 2004: $67,348) compared with $238,596 at September 30, 2005 (September 30, 2004: $17,878), an increase of $83,562 during 2006 Q1 (2005 Q1: $49,470) as a result of the acquisition and maintenance of licenses and field reconnaissance programs.

During 2005, the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's Mongolian uranium properties in consideration for expenditures of Cdn $6 million over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn $1.00 per share. Capitalized mineral property expenditures on this property were $512,598 at December 31, 2005 (December 31, 2004: Nil) compared with $411,274 at September 30, 2005 (September 30, 2004:
Nil), an increase of $101,324 during 2006 Q1 (2005 Q1: Nil) as a result of the acquisition and maintenance of licenses, drilling, auto gamma surveys and field reconnaissance programs.

During 2006 Q1, the Company acquired an option to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company is required to pay Cdn $25,000 in cash and incur Cdn $1.5 million in exploration expenditures on or before September 21, 2008. During 2006 Q1, the Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims located in the Bell Lake area of northern Saskatchewan. These claims are subject to a 2% net smelter returns royalty.

URANIUM DEVELOPMENT

During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1 million and annual advance minimum royalty and rental payments of $60,013. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued at a value of $906,722. The remainder of the shares will be issued subject to confirmation of certain title matters. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex". During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.

Capitalized mineral property expenditures were $2,634,158 at December 31, 2005 (December 31, 2004: Nil) compared with $2,462,072 at September 30, 2005 (September 30, 2004: Nil), an increase of $172,086 during 2006 Q1 (2005 Q1: Nil) as a result of development expenditures incurred on the Colorado Plateau.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred by the Company was $3,088,201. No gain or loss was recognized on the transaction.

On September 1, 2004, Fortress completed a private placement of 4,987,500 units at a price of Cdn $0.40 per unit of which the Company purchased 732,500 units at a total cost of $220,069 (Cdn $293,000). Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the Company to purchase an additional common share at a price of Cdn $0.50 until September 1, 2005 and thereafter at a price of Cdn $0.60 until expiry on September 1, 2006. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement. At September 30, 2004, the Company had an ownership interest in Fortress of 58.24% and was deemed to have control. Accordingly, the Company's consolidated balance sheet and results of operations for 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

On April 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company applied the equity method to account for its investment in Fortress.

At December 31, 2005 and September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.19% and 44.39%, respectively, of the then issued and outstanding common shares of Fortress, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006. During 2006 Q1, the Company continued to apply the equity method to account for the Company's investment in Fortress.

In January 2006, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). Immediately after the private placement, the Company held 29,232,500 common shares of Fortress, representing a 42.33% ownership interest, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

                                                 2006         2005        2005       2005
                                                  Q1           Q4          Q3         Q2
                                              ---------   -----------   --------   --------
Total revenues                                $ 730,921   $    80,337   $ 46,509   $    341
Net income (loss)                               130,677    (2,405,150)   449,193    292,394
Basic and diluted earnings (loss) per share        0.00         (0.03)      0.01       0.00

                                                 2005       2004         2004         2004
                                                  Q1         Q4         Q3 (1)         Q2
                                              ---------   --------   -----------   ----------
Total revenues                                $   3,629   $389,194   $        --   $1,644,638
Net income (loss)                              (708,625)   632,242    (1,197,908)    (455,458)
Basic and diluted earnings (loss) per share       (0.01)      0.01         (0.02)       (0.01)

(1) In preparing the 2004 consolidated financial statements, the Company determined that the transfer of mineral properties to Fortress should be accounted for at book value. In the interim consolidated financial statements for the 2004 third quarter report, the Company had incorrectly recorded a loss of $478,839 as a result of this transaction. The summary table above reflects the corrected net loss for the 2004 third quarter.

Refer to RESULTS OF OPERATIONS above for disclosure of 2006 Q1 changes.

Variations in the results of operations for each of the quarters of 2005 are primarily the result of changes in expense and other income/expense items. Results for 2005 Q1 include gain on foreign exchange of $542,543. Results for 2005 Q2 include stock-based compensation of $277,831 and write-down of mineral property of $1,869,790, offset by gain on sale of short-term investments of $2,893,377 and minority interest of $793,372. Results for 2005 Q3 include stock-based compensation of $657,259 and equity in loss in Fortress of $122,087, offset by dilution gain of $1,860,784. Results for 2005 Q4 include process milling expenditures of $1,431,516 and equity in loss in Fortress of $556,866.

Variations in the results of operations for the last three quarters of 2004 are due to a number of factors. Results for 2004 Q2 include vanadium cost of sales of $696,905 and loss on foreign exchange of $112,734. Results for 2004 Q3 include loss on foreign exchange of $122,831. Results for 2004 Q4 include dilution gain of $548,549 and minority interest of $94,327.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $43,919,351 at December 31, 2005 compared with $6,111,119 at September 30, 2005, an increase of $37,808,232 during 2006 Q1.
This increase was due primarily to net cash proceeds of $42,241,851 received from the issuance of common shares through private placements, offset by mineral property expenditures of $2,346,205 and net cash used in operating activities of $1,357,510.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Working capital was $43,734,551 at December 31, 2005 compared with $4,244,274 at September 30, 2005, an increase of $39,490,277 during 2006 Q1. This increase was due primarily to the $37,808,232 increase in cash and cash equivalents discussed above.

Net cash used in operating activities was $1,357,510 during 2006 Q1 compared with net cash provided by operating activities of $285,763 during 2005 Q1, for a $1,643,273 increase in net cash used in operating activities. Net funds provided by (used in) operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2006 Q1 include an increase of $230,262 (2005 Q1: $1,363,961 decrease) in trade and other receivables, an increase of $855,118 (2005 Q1: $73,615) in inventories and a decrease of $531,242 (2005 Q1: $517,240) in accounts payable and accrued liabilities. The increase in trade and other receivables during 2006 Q1 is primarily the result of an increase of $108,873 in goods and services tax receivable and the recognition of $118,710 in other income receivable relating to the termination of a joint venture agreement on certain mineral property in Utah. The increase in inventories during 2006 Q1 consists of process milling costs of $855,118 relating to the alternate feed material processing.

Net cash used in investment activities was $3,102,513 during 2006 Q1 compared with $1,585,962 during 2005 Q1, an increase of $1,516,551. This increase was due primarily to mineral property expenditures of $2,346,205 (2005 Q1: $1,330,369), the purchase of portfolio investments of $257,069 (2005 Q1: $122,915) and the purchase of plant and equipment of $376,855 (2005 Q1: $63,863). During 2006 Q1, restricted investments increased by $122,384 (2005 Q1: $113,853) as a result of interest income.

Net cash provided by financing activities was $42,268,255 during 2006 Q1 compared with $123,661 during 2005 Q1, an increase of $42,144,594. During 2006 Q1, the Company completed two significant equity financings for total gross proceeds of Cdn $51,587,500 ($43,702,776). On October 14, 2005, the Company
completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaling $42,241,851.

In total, these sources and uses of cash resulted in a net cash inflow of $37,808,232 during 2006 Q1 compared with a net cash outflow of $1,176,538 during 2005 Q1.

The Company's existing cash and cash equivalents balance and, to a lesser degree, its expected cash flow from its 2006 operations are sufficient to satisfy its anticipated working capital requirements, capital expenditure requirements and planned exploration programs for at least the next twelve months. Additional funding through issuance of common shares may be required to fund corporate opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During 2006 Q1, the Company incurred legal fees of $23,136 (2005 Q1: $8,619) with a law firm of which a partner is a director of the Company.

During 2006 Q1, the Company incurred management and administrative service fees of $46,201 (2005 Q1: $26,288) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At December 31, 2005, an amount of Nil (September 30, 2005: $70,238) was due to this company.

During 2006 Q1, the Company provided mine reclamation management and engineering support services of $3,153 (2005 Q1: Nil) on a cost plus basis to a company with common directors. At December 31, 2005, an amount of $3,153 (September 30, 2005:
$80,337) was due from this company.

During 2006 Q1, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $21,915 (2005 Q1:
Nil) for such services. At December 31, 2005, an amount of $23,530 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At February 13, 2006 and December 31, 2005, there were 88,419,066 common shares issued and outstanding and stock options outstanding to purchase a total of 1,943,000 common shares, for a total of 90,362,066 common shares on a fully-diluted basis.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are summarized in Note 2 of the audited consolidated financial statements of the Company for the fiscal year ended September 30, 2005. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management's best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties inherent within them include the determination of impairment of long-lived assets, assets retirement obligations and stock-based compensation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets consist of plant and equipment, mineral properties and intangible asset. These assets are recorded at cost and, as to plant and equipment and intangible asset, depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Expenditures relating to mineral properties are capitalized at cost, less recoveries in the pre-production stage, until such time these properties are put into commercial production, sold or abandoned. Upon commencement of production, capitalized mineral property expenditures will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method.

At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. For capitalized mineral property expenditures, these factors include analysis of exploration results, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to the results of operations.

ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with and reviewed periodically by state regulatory requirements. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Since September 30, 2004, the Mill's reclamation estimate and bonding requirement increased from $10,618,895 to $10,950,180. The reclamation cost estimate for the Company's mining properties increased by $7,000 from $1,984,700 to $1,991,700. The mine bonding requirements also increased by $482,502 to $1,499,260 during 2005. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be significantly different from those estimated.

The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations.

STOCK-BASED COMPENSATION

Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870") which established standards for the recognition, measurement and disclosure of stock-based compensation and other

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

stock-based payments made in exchange for goods and services. Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the calculation of certain variables, including the volatility of the Company's stock price, requiring various estimates and assumptions be made by management. Actual results may be significantly different from those calculated using this model.

Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

The Company adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

CHANGES IN ACCOUNTING POLICIES

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

a) CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact;

b) CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact; and

c) CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At September 30, 2005, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

CONTRACTUAL OBLIGATIONS

At December 31, 2005, the Company has a reclamation obligation of $12,941,880, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation.

In addition, the Company's contractual obligations at December 31, 2005 are as follows:

                                         Less Than                            After
                                Total     One Year   1-3 Years   4-5 Years   5 Years
                              --------   ---------   ---------   ---------   -------
Operating lease obligations   $335,501    $93,683     $220,224    $21,594      $--

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at December 31, 2005 are $12,941,880, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At December 31, 2005 and September 30, 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $13,004,356 and $12,881,972, respectively. The increase of $122,384 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform -contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V (2)O(5) at the end of September 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shut down all of its uranium and uranium/vanadium mines and its Mongolian Gurvan Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium -bearing waste recycling business. Since then, commodity prices have improved dramatically. During 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of February 6, 2006, the uranium spot price had increased to $37.50 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of uranium prices over the next 3 to 5 years. As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in 2004 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. Vanadium prices have also increased throughout the past 24 months and are currently trading in the range of $9.00 to $11.00 per pound V(2)O(5), off from their peak of $25.00 to $30.00 per pound reached earlier in 2005. Historical vanadium prices range from $1.20 to $6.00 per pound V (2)O(5). As a result of the increases in both uranium and vanadium prices, the Company is currently evaluating re-commencing mining activities in the U.S. and has begun processing a high-grade uranium alternate feed material at the Mill. In addition, the Company continues to evaluate opportunities to expand its existing asset portfolio.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell 4A, at an estimated cost of $1.5 - $3.0 million. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2006

The Mill is expected to produce approximately 500,000 pounds of U(3)O(8) from the processing of a high-grade alternate feed material. The current mill run began in March 2005 and is anticipated to last through the end of 2006. The Company does not have any fixed contracts for this material and will evaluate commercial opportunities for sale of the material throughout the year.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company continues to evaluate the restart of its U.S. mining operations. Increases in projected operating costs have delayed the restart. However, if uranium prices continue to improve as expected, the Company anticipates reopening its U.S. mining operations in 2006 or 2007.

The Company's exploration programs will continue to expand through 2006, both in Canada and Mongolia. Winter drilling programs are underway on three projects:
Key Lake South, Crawford Lake and Moore Lake. The Company is also interpreting the results of over 17,000 line km of airborne geophysics that were flown in the first quarter of 2006 which will be followed up with summer field geophysical programs and potentially additional drill programs. With the success of the 2005 drilling program at Moore Lake, the Company and its joint venture partner, JNR, will begin environmental baseline monitoring in 2006 in preparation of future project development activities.

In Mongolia, the Company will expand its exploration programs on its Joint Venture properties and its 100% owned and Erdene optioned properties. Given the improvement in uranium prices, and with prices projected to increase further into at least early 2006, the Company will begin re-evaluation at the Gurvan Saihan Joint Venture's Hairhan uranium deposit.

At the present time the Company is well financed for its planned 2006 programs and will continue to aggressively evaluate acquisition and growth opportunities.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

INTERNATIONAL URANIUM CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                December 31,   September 30,
                                                    2005            2005
                                                ------------   -------------
ASSETS

CURRENT
   Cash and cash equivalents                    $ 43,919,351   $  6,111,119
   Trade and other receivables                       796,251        565,989
   Inventories                                     4,178,763      3,323,645
   Prepaid expenses and other                        257,531        125,204
                                                ------------   ------------
                                                  49,151,896     10,125,957
Long-term investments (Notes 2 & 3)                5,225,165      4,938,055
Plant and equipment, net                           3,376,944      3,217,702
Mineral properties (Note 4)                       15,912,103     13,412,885
Intangible asset, net                                609,375        625,000
Restricted investments (Note 5)                   13,004,356     12,881,972
                                                ------------   ------------
                                                $ 87,279,839   $ 45,201,571
                                                ============   ============
LIABILITIES

CURRENT
   Accounts payable and accrued
      liabilities                               $  1,561,237   $  2,092,479
   Notes payable                                      25,896         16,557
   Deferred revenue                                3,830,212      3,772,647
                                                ------------   ------------
                                                   5,417,345      5,881,683
Notes payable, net of current portion                 36,081         19,016
Reclamation obligations (Note 6)                  12,941,880     12,934,880
Future income tax liability                        1,460,897      1,460,897
Other long-term liability                             99,593         99,593
                                                ------------   ------------
                                                  19,955,796     20,396,069
                                                ------------   ------------
SHAREHOLDERS' EQUITY

Share capital (Note 8)
   Authorized: Unlimited number
      of common shares without par value
      Issued and outstanding: 88,419,066
      shares (September 30, 2005:
      81,569,066 shares)                          98,387,635     56,145,784
Contributed surplus (Notes 9 and 10)               1,949,290      1,803,277
Deficit                                          (33,012,882)   (33,143,559)
                                                ------------   ------------
                                                  67,324,043     24,805,502
                                                ------------   ------------
                                                $ 87,279,839   $ 45,201,571
                                                ============   ============

Commitments and contingencies (Note 13)
Subsequent events (Note 14)

ON BEHALF OF THE BOARD OF DIRECTORS:


/s/ Ron F. Hochstein                    /s/ William A. Rand
-------------------------------------   ----------------------------------------
Ron F. Hochstein                        William A. Rand

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                     Three Months Ended
                                                        December 31,
                                                 -------------------------
                                                     2005          2004
                                                 -----------   -----------
REVENUES

Process milling                                  $   727,768   $     3,629
Engineering services (Note 7)                          3,153            --
                                                 -----------   -----------
                                                     730,921         3,629
                                                 -----------   -----------
EXPENSES

Process milling expenditures                       1,010,335         3,629
Mill stand-by expenditures                                --       595,170
General exploration                                       --        45,413
General and administrative                           716,599       804,722
                                                 -----------   -----------
                                                   1,726,934     1,448,934
                                                 -----------   -----------
Loss from operations                                (996,013)   (1,445,305)
Net interest and other income                        496,814       160,327
Gain on foreign exchange                             599,835       542,543
Gain on sale of land and equipment                        --        45,038
Equity in loss of Fortress Minerals Corp.            (25,244)           --
Dilution gain (loss)                                  55,285       (68,440)
Minority interest                                         --        57,212
                                                 -----------   -----------
Net income (loss) for the period                 $   130,677   $  (708,625)
                                                 ===========   ===========
Earnings (loss) per share:
   Basic                                         $      0.00   $     (0.01)
   Diluted                                       $      0.00   $     (0.01)
                                                 ===========   ===========
Weighted-average number of shares outstanding:
   Basic                                          80,575,343    79,681,440
   Diluted                                        81,763,224    79,681,440
                                                 ===========   ===========

        See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Deficit
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                           Three Months Ended
                                                              December 31,
                                                      ---------------------------
                                                          2005           2004
                                                      ------------   ------------
Deficit, beginning of period as previously reported   $(33,143,559)  $(29,997,716)
Retroactive effect of change in accounting policy
   for stock-based compensation (Note 9)                        --       (773,655)
                                                      ------------   ------------
Deficit, beginning of period as restated               (33,143,559)   (30,771,371)
Net income (loss) for the period                           130,677       (708,625)
                                                      ------------   ------------
Deficit, end of period                                $(33,012,882)  $(31,479,996)
                                                      ============   ============

        See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                              Three Months Ended
                                                                 December 31,
                                                          -------------------------
                                                              2005          2004
                                                          -----------   -----------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss) for the period                          $   130,677   $  (708,625)
Items not affecting cash:
   Amortization                                               217,613        15,625
   Depreciation                                                15,625       117,444
   Gain on sale of land and equipment                              --       (45,038)
   Equity in loss of Fortress Minerals Corp.                   25,244            --
   Dilution loss (gain)                                       (55,285)       68,440
   Minority interest                                               --       (57,212)
Changes in non-cash working capital items:
   Decrease (increase) in trade and other receivables        (230,262)    1,363,961
   Increase in inventories                                   (855,118)      (73,615)
   Decrease (increase) in other current assets               (132,327)       99,914
   Decrease in accounts payable and accrued liabilities      (531,242)     (517,240)
   Increase in deferred revenue                                57,565        22,109
                                                          -----------   -----------
Net cash provided by (used in) operating activities        (1,357,510)      285,763
                                                          -----------   -----------
INVESTING ACTIVITIES
Purchase of portfolio investments                            (257,069)     (122,915)
Purchase of plant and equipment                              (376,855)      (63,863)
Proceeds from sale of surplus land and equipment                   --        45,038
Expenditures on mineral properties                         (2,346,205)   (1,330,369)
Increase in restricted investments                           (122,384)     (113,853)
                                                          -----------   -----------
Net cash used in investing activities                      (3,102,513)   (1,585,962)
                                                          -----------   -----------
FINANCING ACTIVITIES
Increase (decrease) in notes payable                           26,404        (3,773)
Issuance of common shares for:
   Private placements                                      42,241,851            --
   Exercise of stock options                                       --        97,827
Fortress Minerals Corp. private placement                          --        29,607
                                                          -----------   -----------
Net cash provided by financing activities                  42,268,255       123,661
                                                          -----------   -----------
Net increase (decrease) in cash and cash equivalents       37,808,232    (1,176,538)
Cash and cash equivalents, beginning of period              6,111,119    12,044,955
                                                          -----------   -----------
Cash and cash equivalents, end of period                  $43,919,351   $10,868,417
                                                          ===========   ===========

Supplemental cash flow information (Note 12)

        See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

1.   BASIS OF PRESENTATION

     These unaudited interim consolidated financial statements of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial statements. As a result, they do not conform in all respects with the disclosure requirements for annual financial statements under Canadian GAAP, and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005. References to "2006 Q1" and "2005 Q1" relate to the three months ended December 31, 2005 and 2004, respectively.

     All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for 2006 Q1 have been stated utilizing the same accounting policies and methods of application as the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005.

2.   LONG-TERM INVESTMENTS

                                                 December 31,   September 30,
                                                     2005            2005
                                                 ------------   -------------
Portfolio investments                             $2,408,668      $2,151,599
Investment in Fortress Minerals Corp. (Note 3)     2,816,497       2,786,456
                                                  ----------      ----------
                                                  $5,225,165      $4,938,055
                                                  ==========      ==========

     At December 31, 2005, portfolio investments consist of common shares of four publicly-traded companies acquired by the Company at a cost of $2,408,668 (September 30, 2005: $2,151,599), with an aggregate market value of $8,487,827 (September 30, 2005: $7,105,564). During 2006 Q1, the Company
     acquired additional equity interests at a cost of $257,069 through the exercise of share purchase warrants. At December 31, 2005, the Company held share purchase warrants to acquire additional equity interests in two of these companies for a total cost of $544,918.

3.   INVESTMENT IN FORTRESS MINERALS CORP.

     During the fiscal year ended September 30, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress") and received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred was $3,088,201. During that same year, the Company acquired through a private placement a further 732,500 units of Fortress, each unit consisting of one common share and one-half of one share purchase warrant, at a price of Cdn $0.40 per unit for a total cost of $220,069 (Cdn $293,000).

     At September 30, 2004, the Company exercised control over Fortress through an ownership interest that exceeded 50%. Accordingly, the Company's consolidated balance sheet and results of operations for the fiscal year ended September 30, 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

     During the year ended September 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company began to apply the equity method to account for the Company's investment in Fortress.

     At December 31, 2005 and September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.19% and 44.39%, respectively, of the then issued and outstanding common shares of Fortress, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006. During 2006 Q1, the Company continued to apply the equity method to account for the Company's investment in Fortress.

     Refer to Note 14

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

4.   MINERAL PROPERTIES

     At December 31, 2005 and September 30, 2005, mineral properties are comprised of exploration properties located in Canada and Mongolia, and uranium/vanadium mines on standby in the United States. Capitalized mineral property costs relating to the U.S. mines, shut down in 1999, were written-off and charged to the results of operations during that year. The Company's mineral property interests are held directly or through option agreements, and a significant portion are subject to or pending joint venture arrangements. A summary of mineral properties expenditures is presented below:

                                            Three Months Ended December 31, 2005
                                          ----------------------------------------
                                           Beginning                      Ending
                                            Balance     Expenditures     Balance
                                          -----------   ------------   -----------
Canadian uranium properties:
   Moore Lake                             $ 6,719,079    $  258,264    $ 6,977,343
   Other                                    2,597,960     1,442,705      4,040,665
Mongolian uranium properties:
   Gurvan Saihan Joint Venture                983,904       441,277      1,425,181
   Other                                      649,870       184,886        834,756
U.S. uranium /vanadium mines on standby     2,462,072       172,086      2,634,158
                                          -----------    ----------    -----------
                                          $13,412,885    $2,499,218    $15,912,103
                                          ===========    ==========    ===========

                                                          Year Ended September 30, 2005
                                                    ----------------------------------------
                                                     Beginning                       Ending
                                                      Balance    Expenditures       Balance
                                                    ----------   ------------     -----------
Canadian uranium properties:
   Moore Lake                                       $1,779,392   $ 4,939,687      $ 6,719,079
   Other                                               529,786     2,068,174        2,597,960
Mongolian uranium properties:
   Gurvan Saihan Joint Venture                          35,198       948,706          983,904
   Other                                                17,878       631,992          649,870
U.S. uranium /vanadium mines on standby                     --     2,462,072        2,462,072
Mongolian precious/base metal properties (Note 3)    3,809,009    (3,809,009)(1)           --
                                                    ----------   -----------      -----------
                                                    $6,171,263   $ 7,241,622      $13,412,885
                                                    ==========   ===========      ===========

(1) At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties were excluded from mineral properties as reported on the Company's consolidated balance sheet.

     During 2006 Q1, the Company acquired an option to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company is required to pay Cdn $25,000 in cash and incur Cdn $1.5 million in exploration expenditures on or before September 21, 2008. During 2006 Q1, the Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims located in the Bell Lake area of northern Saskatchewan. These claims are subject to a 2% net smelter returns royalty.

5.   RESTRICTED INVESTMENTS

     The Company has cash and cash equivalents and fixed-income securities on deposit to collateralize its reclamation and certain other obligations (Note 6).

                            December 31,   September 30,
                                2005            2005
                            ------------   -------------
Cash and cash equivalents    $ 2,642,290    $ 2,573,336
Fixed income securities       10,362,066     10,308,636
                             -----------    -----------
                             $13,004,356    $12,881,972
                             ===========    ===========

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

6.   RECLAMATION OBLIGATIONS

     The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Company's White Mesa Mill (the "Mill") and mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirement. These cost estimates are reviewed periodically by applicable regulatory authorities. In the case of the Mill, the cost estimates are reviewed and adjusted annually by the Company to reflect the estimated costs of reclamation and reviewed by the State of Utah Department of Environmental Quality.

                                               Three Months
                                                   Ended        Year Ended
                                               December 31,   September 30,
                                                   2005            2005
                                               ------------   -------------
Reclamation obligations, beginning of period    $12,934,880    $12,603,595
Additions to liabilities                              7,000        331,285
                                                -----------    -----------
Reclamation obligations, end of period          $12,941,880    $12,934,880
                                                ===========    ===========

     Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be materially different from those estimated.

     The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 5).

7.   RELATED PARTY TRANSACTIONS

     During 2006 Q1, the Company incurred legal fees of $23,136 (2005 Q1:
     $8,619) with a law firm of which a partner is a director of the Company.

     During 2006 Q1, the Company incurred management and administrative service fees of $46,201 (2005 Q1: $26,288) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At December 31, 2005, an amount of Nil (September 30, 2005:
     $70,238) was due to this company.

     During 2006 Q1, the Company provided mine reclamation management and engineering support services of $3,153 (2005 Q1: Nil) on a cost plus basis to a company with common directors. At December 31, 2005, an amount of $3,153 (September 30, 2005: $80,337) was due from this company.

     During 2006 Q1, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $21,915 (2005 Q1: Nil) for such services. At December 31, 2005, an amount of $23,530 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

8.   SHARE CAPITAL

     a)   Authorized: Unlimited number of common shares without par value

     b)   Issued and Outstanding:

                                                               Number of
                                                             Common Shares      Amount
                                                             -------------   -----------
Balance at September 30, 2004                                  79,635,066    $50,305,480

Issued for cash:
   Flow-through private placement, net of issue costs of
      $227,470 (c)                                              1,000,000      5,574,316
   Exercise of stock options                                      787,000        418,365
Issued for mineral property acquisition (d)                       147,000        906,722
Fair value of stock options exercised                                  --        374,997
Renunciation effects of flow-through private placements                --     (1,434,096)
                                                               ----------    -----------
                                                                1,934,000      5,840,304
                                                               ----------    -----------
Balance at September 30, 2005                                  81,569,066    $56,145,784
                                                               ----------    -----------
Issued for cash:
   Private placement, net of issue costs of $1,230,168 (c)      6,000,000     36,780,480
   Flow-through private placement, net of issue costs of
      $230,757 (c)                                                850,000      5,461,371
                                                               ----------    -----------
                                                                6,850,000     42,241,851
                                                               ----------    -----------
Balance at December 31, 2005                                   88,419,066    $98,387,635
                                                               ==========    ===========

     c)   Private Placements

          In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128). Share issue costs of $230,757 were incurred, comprised of $225,812 for finders' fees and $4,945 for related expenses, resulting in net proceeds of $5,461,371 from the private placement. These funds are restricted to eligible Canadian exploration expenditures which will be renounced to the subscribers in February 2006.

          In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). Share issue costs of $1,230,168 were incurred, comprised of $1,212,695 for finders' fees and $17,473 for related expenses, resulting in net proceeds of $36,780,480 from the private placement.

          In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of Cdn $7.00 per share for gross proceeds of Cdn $7,000,000 ($5,801,786). Share issue costs of $227,470 were incurred, comprised of $224,097 for finders' fees and $3,373 for related expenses, resulting in net proceeds of $5,574,316 from the private placement. These funds are restricted to eligible Canadian exploration expenditures which will be renounced to the subscribers in February 2006.

     d)   Mineral Property

          In September 2005, the Company issued 147,000 common shares at a price of Cdn $7.35 per share for a total value of Cdn $1,080,450 ($906,722) as part of the acquisition of a U.S. uranium property.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.   STOCK OPTIONS

     At December 31, 2005, the Company had a stock-based compensation plan reserving for issuance a maximum of 10,700,000 common shares of the Company, as amended periodically by shareholder approval (the "Plan"). At the annual general meeting held on March 22, 2005, the shareholders of the Company approved an amendment of the Plan to increase the maximum number of common shares reserved for issuance from 6,700,000 to 10,700,000 common shares, as well as other amendments required to align the Plan with new regulatory requirements. At December 31, 2005, the Company had remaining 3,810,000 common shares available for issuance under the Plan.

     The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options, including vesting provisions, if any, are granted at the discretion of the Company's board of directors. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company's shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years and have no vesting provisions.

     A continuity summary of the stock options granted under the Plan is presented below:

                                 Three Months Ended          Year Ended
                                    December 31,           September 30,
                                        2005                    2005
                               ---------------------   ---------------------
                                           Weighted-               Weighted-
                                            Average                 Average
                                            Exercise                Exercise
                               Number of   Price per   Number of   Price per
                                 Common      Share       Common      Share
                                 Shares     (Cdn $)      Shares     (Cdn $)
                               ---------   ---------   ---------   ---------
Balance, beginning of period   1,863,000     $2.62     1,940,000     $0.85
Granted                           80,000      5.88       710,000      5.28
Exercised                             --                (787,000)     0.65
                               ---------     -----     ---------     -----
Balance, end of period         1,943,000     $2.76     1,863,000     $2.62
                               =========     =====     =========     =====

     A summary of stock options outstanding and exercisable at December 31, 2005 is presented below:

                                       Weighted-
                                        Average           Average
                Range of Exercise   Exercise Price       Remaining
  Number of      Prices per Share      per Share     Contractual Life
Common Shares        (Cdn $)            (Cdn $)           (Years)
-------------   -----------------   --------------   ----------------
  1,163,000           $1.01              $1.01             0.90
    690,000       $4.27 to $5.88         $5.08             2.28
     90,000           $7.53              $7.53             2.68
  ---------                              -----             ----
  1,943,000                              $2.76             1.48
  =========                              =====             ====

     Outstanding options expire between November 2006 and October 2008.

     During 2005 Q1, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.   STOCK OPTIONS (continued)

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                  Three Months Ended
                                     December 31,
                                  ------------------
                                     2005     2004
                                    -------   ----
Risk-free interest rate              3.60%     --
Expected stock price volatility        69%     --
Expected life                       2 years    --
Expected dividend yield                --      --

Weighted-average fair value per
   share under options granted       $1.83     --

     For 2006 Q1 and 2005 Q1, stock-based compensation expense of $146,013 and Nil, respectively, were recorded by the Company included in capitalized mineral property expenditures.

10.  CONTRIBUTED SURPLUS

     A continuity summary of contributed surplus is presented below:

                                                    Three Months
                                                        Ended        Year Ended
                                                    December 31,   September 30,
                                                        2005            2005
                                                    ------------   -------------
Balance, beginning of period                         $1,803,277      $  224,718
Retroactive effect of change in accounting policy
   for stock-based compensation                              --         773,655
Stock-based compensation as a result of
   stock options granted                                146,013       1,179,901
Value of stock options assigned to share
   capital upon exercise of stock options                    --        (374,997)
                                                     ----------      ----------
Balance, end of period                               $1,949,290      $1,803,277
                                                     ==========      ==========

11.  SEGMENTED INFORMATION

     a)   Geographic Information

                       Three Months Ended
                          December 31,
                     ---------------------
                        2005        2004
                     ---------   ---------
Revenue:
   United States     $ 730,921   $   3,629
                     =========   =========

Net income (loss):
   Canada            $ 490,646   $ 207,835
   United States      (314,424)   (722,956)
   Mongolia            (45,545)   (193,504)
                     ---------   ---------
                     $ 130,677   $(708,625)
                     =========   =========

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

11.  SEGMENTED INFORMATION (continued)

                   December 31,   September 30,
                       2005            2005
                   ------------   -------------
Total assets:
   Canada           $60,633,129    $20,883,541
   United States     24,779,430     22,784,085
   Mongolia           1,867,280      1,533,945
                    -----------    -----------
                    $87,279,839    $45,201,571
                    ===========    ===========

b)   Major Customers

     The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During 2006 Q1, process milling customers accounted for approximately Accounts 99% (2005 Q1: 100%) of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

12.  SUPPLEMENTAL CASH FLOW INFORMATION

                                Three Months Ended
                                   December 31,
                               -------------------
                                 2005       2004
                               --------   --------
Non-cash investing activity:
   Stock-based compensation
      capitalized as mineral
      property expenditures    $146,013   $     --
Cash received for interest      357,506    160,315

13.  COMMITMENTS AND CONTINGENCIES

     The Company has detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform -contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

     The Company has committed to payments under operating leases for the rental of office space and office equipment for both the Denver and Saskatoon offices which expire from May 31, 2008 to July 31, 2010. The future minimum lease payments are as follows:

Fiscal Year
2006          $ 93,683
2007           117,208
2008            71,093
2009            31,923
2010            21,594

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Three Months Ended December 31, 2005
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

14.  SUBSEQUENT EVENTS

     In January 2006, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). Immediately after the private placement, the Company held 29,232,500 common shares of Fortress, representing a 42.33% ownership interest, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006.

     In February 2006, the Company exercised share purchase warrants to acquire a further 900,000 common shares of a publicly-traded company at a cost of Cdn $432,000 ($376,799). The market value of these securities was Cdn $2,295,000 ($2,001,744) on the exercise date.